UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2014

Commission file number 1-8022

CSX CORPORATION 401(K) PLAN
(formerly TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF
CSX CORPORATION AND AFFILIATED COMPANIES)

CSX CORPORATION
A Virginia Corporation
IRS Employer Identification Number 62-1051971
500 Water Street
Jacksonville, Florida 32202
Telephone (904) 359-3200

CSX CORPORATION 401(K) PLAN
(formerly TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF
CSX CORPORATION AND AFFILIATED COMPANIES)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2014 AND 2013
AND FOR THE YEAR ENDED DECEMBER 31, 2014

CSX CORPORATION 401(K) PLAN
(formerly TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES)

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the CSX Corporation 401(k) Plan
and the Audit Committee of CSX Corporation

We have audited the accompanying statements of net assets available for benefits of the CSX Corporation 401(k) Plan (formerly Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies)as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the CSX Corporation 401(k) Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the CSX Corporation 401(k) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Certified Public Accountants

Jacksonville, Florida
June 23, 2015

CSX CORPORATION 401(K) PLAN
(formerly TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in thousands)

	December 31
	2014	2013
ASSETS
Investments, at fair value:
Investment in Master Trust (Note 3)	$1,237,680	$1,149,158
Receivables
Member contributions	2,965	2,696
Employer contributions	1,107	1,031
Notes receivable from participants	19,915	20,956
Total Assets	1,261,667	1,173,841

LIABILITIES
Accrued expenses	269	174

Net Assets Available for Benefits, At Fair Value	1,261,398	1,173,667

Adjustment from fair value to contract value relating to
fully benefit-responsive investment contracts (Note 4)	(24,103)	(24,664)

Net Assets Available for Benefits	$1,237,295	$1,149,003

See accompanying Notes to Financial Statements

CSX CORPORATION 401(K) PLAN
(formerly TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2014
(Dollars in thousands)

Additions
Net gain from investment in Master Trust (Note 3)	$138,963
Member contributions	35,504
Employer contributions	13,206
Transfers to the Plan	3,348
Interest on notes receivable from participants	863
Total Additions	191,884

Deductions
Distributions to members	99,003
Transfers from the Plan	3,882
Fees and expenses	707
Total Deductions	103,592

Net Increase	88,292

Net Assets Available for Benefits at Beginning of Year	1,149,003

Net Assets Available for Benefits at End of Year	$1,237,295

See accompanying Notes to Financial Statements

CSX CORPORATION 401(K) PLAN
(formerly TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES)
NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      Description of the Plan

The following description of the CSX Corporation 401(k) Plan, formerly Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies, (“the Plan”) provides only general information. Members should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all salaried employees and certain non-union hourly employees of CSX Corporation (“CSX” or “Plan Sponsor”) and adopting affiliated companies (collectively, “the Company”). A portion of the Plan has been established as an Employee Stock Ownership Plan (“ESOP”) designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986 (“the Code”), as amended. The Plan also contains a cash or deferred arrangement described in Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The ESOP component is designed to invest primarily in CSX common stock and may invest 100% in these securities.

Beginning in 2014, the name of the Plan was changed from "Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies" to "CSX Corporation 401(k) Plan"

Contributions: Members, as defined in the Plan Document, may contribute from 1% to 50% (in 1% multiples) of eligible compensation, as defined by the Plan Document, on a pre-tax basis up to the current Code limit. Members who are age 50 or older by the end of the applicable calendar year are eligible to make catch-up contributions in accordance with the Code. Subject to certain limitations, members may rollover distributions from another qualified plan or an individual retirement account (“Rollover Account”). Members may change contribution rates daily.

The Company contributes amounts equal to 100% of the first 1% of a member’s eligible contributions to the Plan as matching contributions. For the next 2% up to 6% of a member’s eligible contributions to the Plan, the Company contributes amounts equal to 50% as matching contributions. Therefore, the total potential employer matching contribution is 3.5%. Additional amounts may be contributed at the option of the Company’s Board of Directors or under the delegation of authority granted by the Board to the appropriate Company officers.

Diversification: Members may generally direct the investment of contributions on a daily basis among a choice of investment options offered under the Plan.

Reallocations: CSX does not permit members to repurchase shares of a previously sold fund through investment fund activity for 30 calendar days after the transaction. Members may, however, transfer funds to the Stable Value Fund investment option at any time without restriction.

CSX CORPORATION 401(K) PLAN
(formerly TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES)
NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      Description of the Plan, continued

Member Accounts: Each member’s account is credited with the member’s contributions and allocations of (a) Company contributions and (b) Plan earnings and is charged with the member’s disbursements and an allocation of administrative expenses. If made, profit sharing contributions are in proportion to each member’s base compensation paid by the Company. Plan earnings are allocated on a proportionate share of the increase or decrease in the fair market value of each fund in which the member’s accounts are invested on each valuation date. Record-keeping expense allocations are charged equally to each member's account. All other administrative expense allocations are made on the basis of assets in the individual’s account.

Plan to Plan Transfers: When members change employment status between contract positions and management positions within the Plan Sponsor, the member can no longer participate in the former plan. Accordingly, automatic transfers are initiated on a member's behalf if their account balance is not voluntarily transferred from the ineligible plan to the eligible plan within the Master Savings Trust.

Vesting: Members are 100% vested in their accounts.

     Loans: Certain members may borrow from their accounts an amount equal to the lesser of fifty thousand dollars in the aggregate (reduced by the highest outstanding balance during the one year period preceding the loan) or 50% of their account balance (reduced by the outstanding balance of all Plan loans at the time of the loan). Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence, in which case the term is 25 years. Loans are secured by the balance in the member’s account. The loan interest rates are calculated using the prime rate in the Wall Street Journal as of the first business day of the current month in which the loan originates plus 1%. The interest rate in effect when a member applies for the loan will remain in effect for the term of the loan. It will not change even though the interest rate applicable to new loans may change. Principal and interest are paid ratably through payroll deductions.

Dividends: Dividends paid on shares of CSX common stock held in a member’s account are reinvested in shares of CSX common stock. A member or spousal beneficiary may elect to have dividends paid to them in cash. Any change in an election will apply only to ex-dividend dates occurring after the date such election is received. A member who does not make a timely election will have the dividends paid to his or her account and reinvested in shares of CSX common stock.

Payment of Benefits: Upon termination of service, a member may receive a lump sum amount equal to the value of his or her account. Upon disability or retirement, a member may elect to receive a lump sum or monthly installments over a period not to exceed the lesser of 240 months or the life expectancy of the last survivor of the member and his or her beneficiary. Surviving spouses of retired or disabled members may also elect monthly installments. A terminated member’s account balance of five thousand dollars or less (excluding the Rollover Account) as of his or her date of termination or the last day of any Plan year shall be rolled over into an individual retirement account at Millennium Trust Company unless the member makes an alternate distribution request.

Administrative Expenses: The administrative expenses of the Plan are paid by the Company or from Plan assets as the Plan Sponsor directs. All of the administrative expenses of the Plan during 2014 were paid from Plan assets.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to terminate, members would remain 100% vested in their accounts.

CSX CORPORATION 401(K) PLAN
(formerly TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES)
NOTES TO FINANCIAL STATEMENTS

NOTE 2.                      Summary of Significant Accounting Policies

Basis of Presentation: The financial statements have been prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles. All dollar amounts are reported in thousands.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investments: The CSX Corporation Master Retirement Savings Plan Trust ("Master Trust") holds all investments of this Plan and the CSX Corporation Capital Builder Plan, a similar plan for certain union employees. For further details, see Note 3, Investment in Master Trust.

Notes Receivable from Participants: Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

NOTE 3.                      Investment in Master Trust

     All investments of the Master Trust are held by The Northern Trust Company ("Trustee"), the Trustee of the Master Trust. Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment fund options. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CSX CORPORATION 401(K) PLAN
(formerly TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES)
NOTES TO FINANCIAL STATEMENTS

NOTE 3.                      Investment in Master Trust, continued

Summarized financial information of the Master Trust is presented below:

	December 31,	Plan's	December 31,	Plan's
(Dollars in Thousands)	2014	Interest(a)	2013	Interest(a)
CSX Stock Fund
CSX Common Stock	$969,632		$819,355
Northern Trust Collective Short-term Investment Fund	4,864		3,850
Total CSX Stock Fund	974,496	39%	823,205	39%
Mutual Funds
Vanguard Institutional Index Instl Plus	223,311	57%	209,307	57%
Vanguard Morgan Growth	—		80,301	67%
Vanguard Wellington Fund	168,516	60%	150,969	59%
Total Mutual Funds	391,827		440,577
Common Collective Trusts
T. Rowe Price Retirement 2005 Active Trust	509	56%	412	53%
T. Rowe Price Retirement 2010 Active Trust	3,744	86%	4,112	87%
T. Rowe Price Retirement 2015 Active Trust	9,333	67%	9,870	60%
T. Rowe Price Retirement 2020 Active Trust	16,170	62%	14,916	61%
T. Rowe Price Retirement 2025 Active Trust	13,123	66%	10,599	65%
T. Rowe Price Retirement 2030 Active Trust	13,763	61%	11,151	58%
T. Rowe Price Retirement 2035 Active Trust	15,909	52%	13,240	53%
T. Rowe Price Retirement 2040 Active Trust	16,264	55%	14,804	58%
T. Rowe Price Retirement 2045 Active Trust	15,454	50%	12,293	52%
T. Rowe Price Retirement 2050 Active Trust	9,791	40%	7,354	39%
T. Rowe Price Retirement 2055 Active Trust	5,029	52%	2,934	49%
T. Rowe Price Retirement Income Active Trust	4,284	82%	3,620	78%
Total Common Collective Trusts	123,373		105,305
Stable Value Fund
Pooled separate accounts and common collective trusts
PIMCO Private U.S. Government Sector Fund	54,562		56,011
PIMCO Private Investment Grade Corporate Sector Fund	84,137		73,727
Riversource Trust Stable Capital Fund II	24,279		26,088
Northern Trust Collective Short-term Investment Fund	2,205		1,990
U.S. Government securities	185,574		183,723
Cash equivalents	1,019		16,031
Credit, loans, and asset-backed securities	71,309		73,401
Mortgages	44,467		50,176
Foreign government securities and other	18		38
Synthetic guaranteed investment contract - wrappers	2,567		2,635
Total Stable Value Fund	470,137	72%	483,820	72%
Small Cap Value Fund
Common stock	51,643		56,687
Northern Trust Collective Short-term Investment Fund	1,549		2,339
Total Small Cap Value Fund	53,192	69%	59,026	69%
Large Cap Value Fund
Common stock	95,755		90,939
Northern Trust Collective Short-term Investment Fund	1,406		3,111
Total Large Cap Value Fund	97,161	74%	94,050	75%

CSX CORPORATION 401(K) PLAN
(formerly TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES)
NOTES TO FINANCIAL STATEMENTS

NOTE 3.                      Investment in Master Trust, continued

	December 31,	Plan's	December 31,	Plan's
(Dollars in Thousands)	2014	Interest(a)	2013	Interest(a)
Large Cap Growth Fund
Common stock	84,104		—
Northern Trust Collective Short-term Investment Fund	756		—
Total Large Cap Growth Fund	84,860	66%	—
International Equity Fund
Vontobel Collective International Equity Fund	46,090		39,101
Morgan Stanley Pooled International Equity Trust	46,140		43,010
Northern Trust Collective Short-term Investment Fund	2,194		1,726
Total International Equity Fund	94,424	57%	83,837	59%
Total assets available for benefits, at fair value	2,289,470		2,089,820
Adjustment from fair value to contract value for interest in Master
Trust relating to fully benefit-responsive investment contracts	$(33,631)		$(34,398)
Total assets available for benefits, at contract value	$2,255,839		$2,055,422
Plan’s investment in the Master Trust’s assets at contract value	$1,213,577	54%	$1,124,494	55%

(a) Represents the Plan’s percentage participation in each individual fund held by the Master Trust.

The Master Trust has investments with PIMCO, Riversource, Vontobel, T. Rowe Price, Morgan Stanley, and Northern Trust, listed above, that do not have readily determinable fair values and are considered investment companies. The Fair Value Measurements Topic in the Accounting Standards Codification ("ASC") requires the Plan to disclose the significant investment strategies of such investments.

The investment objective of the PIMCO funds is to maximize total return, which is consistent with prudent investment management. These funds seek to achieve their investment objectives by investing under normal circumstances at least 80% of its assets in a portfolio of the indicated investment sector with investments of varying maturities, which may be represented by options and futures contracts on bonds or interest swap agreements. Assets not invested in the indicated investment sector may be invested in other types of fixed income instruments. Generally, such investments will be used to cover forward exposure and have an aggregate duration that normally will not exceed one year.  There are currently no redemption restrictions on these investments.

The investment objective of the Riversource Trust Stable Capital Fund II is to preserve capital and income while maximizing current income. This fund invests in fixed-income instruments, stable value investment contracts issued by various banks, life insurance companies and other financial institutions and in units of collective investment funds with investment objectives similar to those of this fund. There are currently no redemption restrictions on this investment.

The Vontobel International Equity Fund seeks to achieve the highest total returns through the effect of compounded earnings and stock price returns by identifying high-quality companies that can grow earnings faster than the market on a sustainable basis. The fund invests in securities of a combination of large-cap, mid-cap and small-cap stocks with market capitalizations generally greater than $500 million when they are available at reasonable prices. The fund invests primarily in common stocks or other equity securities of international companies with a market price below the estimate of their fundamental value. There are currently no redemption restrictions on this investment.

CSX CORPORATION 401(K) PLAN
(formerly TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES)
NOTES TO FINANCIAL STATEMENTS

NOTE 3.                      Investment in Master Trust, continued

The T. Rowe Price Active Trusts seek to provide the highest total return over time consistent with an emphasis on both capital growth and income. They pursue these objectives by investing primarily in a diversified portfolio of other T Rowe Price common trust funds that represent various asset classes and sectors. The allocations between stock and bond trusts will change over time in relation to each fund's target retirement date, except for the Retirement Income Active Fund, which will maintain a constant neutral allocation of approximately 40% stock trusts and 60% bond trusts. There are currently no redemption restrictions on this investment.

The investment objective of the Morgan Stanley International Equity Trust is to invest in a diversified portfolio of international equity securities for capital growth. This fund uses a portfolio of international stocks and foreign currencies to achieve its investment objective. Portfolio adjustments may also be made to ensure adequate geographic and industrial diversification. There are currently no redemption restrictions on this investment.

The investment objective of the Northern Trust Collective Short-term Investment Fund is to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity. This fund uses a portfolio of high-grade money market instruments with short maturities to achieve its investment objective. There are currently no redemption restrictions on this investment.

Investment income and expenses, other than those related to CSX common stock, are allocated to each plan in a pro-rata fashion based on the member’s average daily investment balances. Investment income and expenses related to CSX common stock are allocated based on actual shares held. Investment income for the Master Trust for 2014 was as follows:

Net gain from investments in Master Trust:
CSX common stock (quoted market price)	$203,212
Mutual funds (quoted market price)	33,852
Other common stock (quoted market price)	19,837
Common collective trusts (net asset value)	5,586
262,487
Interest, dividend, and other income	40,357
Investment gain for the Master Trust	$302,844

Plan's investment gain in the Master Trust	$138,963

Plan's percentage of investment gain for the Master Trust	46%

CSX CORPORATION 401(K) PLAN
(formerly TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES)
NOTES TO FINANCIAL STATEMENTS

NOTE 4.                      Synthetic Guaranteed Investment Contracts

The Master Trust holds investments in synthetic guaranteed investment contracts (“GICs”) as part of the Stable Value Fund investment option. Synthetic GICs are investment contracts that allow participants to earn fixed income for a specified period of time. These synthetic GICs are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan. A corresponding contract wrapper with the issuer provides a fixed rate of return on the underlying investments. A contract wrapper is a contractual agreement with a third party that regulates the return on investment. The agreement provides for the third party to compensate the Plan if the book value drops below a certain threshold and vice versa. The fair value of the underlying investments of the synthetic GICs and the related contract wrapper are calculated as described in Note 8, Fair Value Measurements.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan Document, (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. CSX does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is probable.

The contract value of the synthetic GICs represents contributions plus earnings, less participant withdrawals and administrative expenses. The synthetic GIC issuers can only terminate the contract under very limited circumstances such as CSX or the investment fund managers breaching any of their obligations under the agreement. CSX does not believe it is likely that the synthetic GICs will be terminated.

The average yield of the synthetic GICs based on actual earnings was approximately 2.35% and 2.33% at December 31, 2014 and 2013, respectively. The average yield of the synthetic GICs based on interest rate credited to members was approximately 3.09% and 3.10% during 2014 and 2013, respectively. The crediting interest rate is based on a mutually agreed upon formula that resets on a quarterly basis depending on the portfolio yield, market value and duration along with the book value of the contract. The minimum crediting rate is 0%.

NOTE 5.                      Related Party Transactions

During 2014, the Master Trust received cash dividends from investments in CSX common stock of $17,421. The Plan’s share of these dividends was $6,800.

The Trustee routinely invests assets in its Collective Short-Term Investment Fund. During 2014, the Master Trust earned interest of $26 for transactions with this fund, a portion of which is allocated to the Plan based upon the Plan’s pro-rata share in the net assets of the Master Trust and is included in net gain from investment in Master Trust in the Statement of Changes in Net Assets Available for Benefits.

NOTE 6.                      Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”), dated May 1, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.   Subsequent to this determination by the IRS, the Plan was amended and restated for a name change and other minor amendments. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is still qualified and the related trust is tax-exempt.

CSX CORPORATION 401(K) PLAN
(formerly TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES)
NOTES TO FINANCIAL STATEMENTS

NOTE 6.                      Income Tax Status, continued

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes the Plan is no longer subject to income tax examinations for years prior to 2011.

NOTE 7.                      Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 8.                      Fair Value Measurements

The Financial Instruments Topic in the ASC requires disclosures about fair value of financial instruments. Also, the Fair Value Measurements and Disclosures Topic in the ASC clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

Various inputs are considered when determining the value of the Plan's investments. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in these securities. These inputs are summarized in the three broad levels listed below.

•	Level 1 – observable market inputs that are unadjusted quoted prices for identical assets or liabilities in active markets

•	Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)

•	Level 3 – significant unobservable inputs (including the Plan’s own assumptions in determining the fair value of investments)

The valuation methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

CSX CORPORATION 401(K) PLAN
(formerly TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES)
NOTES TO FINANCIAL STATEMENTS

NOTE 8.                      Fair Value Measurements, continued

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for Plan assets measured at fair value:

•	Common stock (Level 1): Valued at the closing price reported on the active market on which the individual securities are traded on the last day of the Plan year.

•	Mutual funds (Level 1): Valued at the net asset value of shares held by the Master Trust at year end based on quoted market prices determined in an active market.

•
Pooled separate accounts and common collective trust funds (Level 2): This class consists of private funds that invest in government, corporate and international securities and various short-term debt instruments.  The net asset value of the investments is determined by reference to the fair value of the underlying securities, which are valued primarily through the use of directly or indirectly observable inputs.

•
Government securities, credit, loans, asset-backed securities, mortgages and other (Level 2): Valued using price evaluations reflecting the bid and/or ask sides of the market for an investment as of the last day of the calendar plan year.

•
Cash equivalents (Level 2): This class consists primarily of U.S. Government securities with a maturity period of less than 90 days.  This class is valued at amortized cost, which approximates fair value.

•
Synthetic GICs – wrappers (Level 3): The fair value of the wrapper contract is calculated as the present value of the difference between the current wrap fees charged and the replacement cost of the wrapper, discounted using the current yields of similar instruments with comparable durations.

CSX CORPORATION 401(K) PLAN
(formerly TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES)
NOTES TO FINANCIAL STATEMENTS

NOTE 8.                      Fair Value Measurements, continued

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2014:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Common stock	$1,201,134	$—	$—	$1,201,134
Mutual funds - U.S	391,827	—	—	391,827
Pooled separate accounts and
common collective trust funds	—	391,555	—	391,555
U.S. Government securities	—	185,574	—	185,574
Credit, loans, and asset backed securities	—	71,309	—	71,309
Mortgages	—	44,467	—	44,467
Cash equivalents	—	1,019	—	1,019
Foreign government securities and other	—	18	—	18
Synthetic GICs - wrappers	—	—	2,567	2,567
Total assets at fair value	$1,592,961	$693,942	$2,567	$2,289,470

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2013:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Common stock	$966,981	$—	$—	$966,981
Mutual funds - U.S	440,577	—	—	440,577
Pooled separate accounts and
common collective trust funds	—	356,258	—	356,258
U.S. Government securities	—	183,723	—	183,723
Credit, loans, and asset backed securities	—	73,401	—	73,401
Mortgages	—	50,176	—	50,176
Cash equivalents	—	16,031	—	16,031
Foreign government securities and other	—	38	—	38
Synthetic GICs - wrappers	—	—	2,635	2,635
Total assets at fair value	$1,407,558	$679,627	$2,635	$2,089,820

CSX CORPORATION 401(K) PLAN
(formerly TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES)
NOTES TO FINANCIAL STATEMENTS

NOTE 8.                      Fair Value Measurements, continued

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Master Trust’s Level 3 assets for the year ended December 31, 2014. The changes in fair value are included in the net gain from investment in Master Trust on the Statement of Changes in Net Assets Available for Benefits.

(Dollars in Thousands)	Synthetic GICs - wrappers (a)
Balance, beginning of year	$2,635
Unrealized losses relating to instruments
still held at the reporting date	(68)

Balance, end of year	$2,567
          (a) Represents amounts for the Master Trust, a portion of which is allocable to the Plan.

Significant changes to the unobservable inputs used in determining the fair value of the wrapper contract would not have a material impact on the financial statements.

Supplemental Schedule

CSX CORPORATION 401(K) PLAN
(formerly TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES)

EIN: 62-1051971 Plan Number: 003

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Members	Loans with interest rates of 4% to 9.5%, maturing through 2039	$19,914,785

*Indicates a party-in-interest to the Plan.

Note: Cost information has not been included, because all investments are member directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the CSX Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CSX CORPORATION 401(K) PLAN

By: /s/ Michele Mastrean

Michele Mastrean, Plan Administrator
Vice President Compensation & Benefits CSX Corporation
Date: June 23, 2015

AS OF DECEMBER 31, 2014 AND 2013
AND FOR THE YEAR ENDED DECEMBER 31, 2014

23	Consent of Independent Registered Public Accounting Firm	I-1